Exhibit 99.22

Media release

Rio Tinto signs mineral exploration agreement with Minmetals

24 November 2017

Rio Tinto and Minmetals have today signed a Technical Collaboration Agreement, formalising a collaborative partnership in mineral exploration.

It follows a Heads of Agreement on Global Exploration Collaboration signed in June this year, which set out the principles and framework for the parties to conduct potential collaboration in global mineral exploration.

The signing of Technical Collaboration Agreement represents a significant step forward in the cooperative approach taken by Rio Tinto and Minmetals in its international minerals exploration partnership.

Both parties are pleased to have secured this agreement and look forward to working together to constructively and collaboratively investigate and pursue mineral exploration opportunities both inside and outside China.

Rio Tinto chief executive J-S Jacques and China Minmetals Corporation chairman He Wenbo witnessed the signing of the Technical Collaboration Agreement by Rio Tinto Australasia Exploration director John Kilroe and Minmetals Exploration & Development president Wang Jionghui. Rio Tinto Corporate Relations Group executive Simone Niven and China Minmetals Corporation senior vice president Li Fuli also witnessed the signing.

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